EXHIBIT 12

                     DICKSTEIN PARTNERS INC.

Mark Dickstein                           Tel:  212-754-4000
President                                Fax:  212-754-5825


                                April 18, 1995



Board of Directors
Marietta Corporation
37 Huntington Street
Cortland, NY  13045

Gentlemen:

          We have on numerous occasions asked that you convene a timely annual meeting of Marietta's shareholders. You have neither called a meeting nor afforded us the elementary courtesy of a response to our requests. It is now impossible for you to hold the meeting by the statutorily mandated day of April 29. You have therefore left us no choice but to bring suit to compel the holding of the meeting.

          Perhaps you have been advised that you can delay holding the annual shareholders' meeting indefinitely or at least until the expiration of the 15-month period mentioned in Section 603 of the New York Business Corporation Law. But that is not the case. The Federal District Court, in the case we cited in our March 31 letter, made clear that "under New York Law, annual meetings are contemplated to occur no later than thirteen months after the last such meeting...."  While Section 603 provides a remedy - a special shareholders' meeting - if the annual share-holders' meeting is not held within the prescribed 13-month period, the court ruled that the remedy is not exclusive, and that the disenfranchisement of shareholders resulting from the failure to hold a timely annual meeting is in violation of the New York statute and poses a serious risk of irreparable harm.

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          We demand that you act immediately to convene the
shareholders' meeting on the earliest possible date, rather than waiting for the court to order you to do so - as we have no doubt it will. Your failure to call a meeting is already a breach of fiduciary duty. Every day that you unlawfully perpetuate your purported term of office beyond April 29 - whether by continued delay in calling the meeting, or by calling the meeting for other than the earliest possible date - will entail an additional breach of duty.

          It is our position that after April 29 your continued tenure as directors will be wrongful. With each passing day until your successors are elected, each of you will be preventing your successors from taking actions that they would have taken if you had not wrongfully delayed their election. We will use, and will urge your successors to use, every effort to hold you (and other persons aiding and abetting your breach of duty) personally liable for all expenditures, liabilities, obligations and damages incurred by Marietta and its shareholders as a result, including all costs incurred by Marietta in connection with our suit. We may also seek to invalidate agreements that Marietta purports to enter into under the authority of directors who have wrongfully extended the term of their office by refusing to hold an annual election.

          In the face of this and prior demands, we believe your continued attempt wrongfully to extend your term of office is willful and deliberate, and it is our position that you will not be entitled to indemnification or exculpation by Marietta.

                              Sincerely,



                              Mark Dickstein








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